[Dorsey & Whitney LLP Letterhead]

MAIL STOP 4-6

Barbara C. Jacobs
Jeffrey Werbitt
Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549

Re:	SoftBrands, Inc.
Form 10 filed January 14, 2005
File No. 0-51118

Dear Ms. Jacobs and Mr. Werbitt:

                This is to confirm my telephone conference with Mr. Werbitt regarding the timing of responses to the comments contained in your letter dated February 23, 2005.  Your letter asked that SoftBrands provide responses to the comments within 10 business days.  Please know that SoftBrands has prepared a draft response and has submitted it to its independent public accountants, whose report will be reissued in response to the comments because of changes suggested in your letter.  SoftBrands hopes that it will be able to complete the review of its responses with its accountants, and submit not only the responses and an amended Form 10, but a Form 10-Q for the quarter ended December 31, 2004, by the close of business on Friday, March 11, 2005.  Nevertheless, please know that the timing of the response is virtually contemporaneous with 10-K filings of a number of calendar year accelerated filers, many of whom are including a Section 404 attestation report at the same time, and that this may cause the independent public accountants to be unable to obtain final confirmation until Monday, March 14, 2005.

                We will advise you promptly of any further changes in this timetable.

Very truly yours,

/s/ Thomas Martin